UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   Material Change Report:  May 29, 1998

2.   News Releases: May 29, 1988
                    May 21, 1998








Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F   X       Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No X

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date:      May 29, 1998       By: /s/Seyed Torabian
                              M. Seyed Torabian,
                              Vice President/Director

May 29, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated May 29, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,

 /s/Seyed Torabian

Seyed Torabian, P.Eng.
Executive Vice-President


copy:VSE Listings Dept.
     Manitoba Securities Commission
     U.S. Securities & Exchange Commission
     NASDAQ
     Standard & Poor's
     Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          May 21, 1998

Item 3.        Press Release

News release and notice of dissemination were issued to the Vancouver Stock Exchange on May 21, 1998 and disseminated via Canadian Corporate News, Market News Publishing and Vancouver Stockwatch.

Item 4.        Summary of Material Change

The  Issuer  announces  that its subsidiary, National Healthcare  Logistics
(NHCL) has signed a Letter of Intent to establish and manage its second Hub & Spoke distribution center for an integrated hospital system.

Item 5.        Full Description of Material Change

Please refer to the attached News Release(s) of the Issuer dated May 21, 1998.


Item 6.        Reliance in Section 67(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A


Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

           The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 29th  day of May, 1998.


National Healthcare Manufacturing Corporation


Per: /s/Seyed Torabian
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                         (800)883-8841 / (604)689-8581


                 SECOND LONG TERM MEDICAL LOGISTICS SYSTEM

May 21, 1998 - National Healthcare Manufacturing Corporation (NHMC) is pleased to announce that its subsidiary National Healthcare Logistics
(NHCL) has signed a Letter of Intent to establish and manage its second Hub & Spoke distribution center for an integrated hospital system. This Hub & Spoke center will be owned by the participating hospitals, and based on the current level of purchases will account for over US $900 million ($1.3 billion CDN) in purchasing over the term of the agreement. NHCL will receive fees for establishing and managing this center.

The  Hub  &  Spoke  System  is a state of the art supply  chain  management partnership for US and Canadian hospitals. This system is a customized distribution system designed to streamline the needs of healthcare providers into the next century. It replaces conventional distribution methods of Integrated Delivery Networks (IDNs). An IDN is a network of healthcare providers such as hospitals, clinics, surgery centers, etc., which must each be re-supplied several times a day with hundreds of products. The Hub & Spoke partnership concentrates on strength and efficiencies of each partner, i.e., the custom distribution center and the healthcare provider, to complement and manage a more enhanced and risk-free healthcare system. In addition, NHCL develops what are called Spokes , which are other ancillary services that can be centralized as well as cost shared by the healthcare providers in the IDN. The Hub & Spoke centers lower total cost for logistical support by as much as 15-20%.

NHCL's President, Duane Jorgensen stated As more hospitals are learning about significant potential cost savings from our Hub & Spoke Program, they are committing to move away from the current high cost distribution systems to Hub & Spoke.

Mac Shahsavar, President and CEO of National Healthcare said, We are very pleased about the way the Hub & Spoke Program has been received by the Integrated Hospital Systems. We will continue our pursuit for innovative products and services to further minimize healthcare costs to end users. We also look forward to the opportunity to supply these centers with NHMC's products and services as they become operational.

National  Healthcare  is being recognized as a market leader  committed  to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers. NHMC owns and operates the worlds first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care, anti-microbial and cellulose based paper products such as examination gowns to healthcare and homecare institutions throughout North America and Europe. Also National Healthcare Logistics (a NHMC subsidiary), is revolutionizing conventional medical distribution with its state of the art Hub & Spokes logistics system.

NHMC has granted , subject to VSE approval, incentive stock options entitling the holders to purchase up to 370,000 common shares of the company at a price of $3.70 exercisable for a period of five years.

Also NHMC, subject to VSE approval, is repricing 480,000 options issued on April 23,1997 to $3.70.

On Behalf of the Board,


 /s/Seyed Torabian

M. Seyed Torabian, P.Eng.
Executive Vice President

Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                         (800)883-8841 / (604)689-8581


                     THIRD QUARTER FISCAL 1998 RESULTS

May 29, 1998, Winnipeg, Manitoba, - National Healthcare Manufacturing Corporation (NHMC), announces results for the quarter ended March 31, 1998. Revenues for the nine month period increased 118% to $6,826,261 from $3,136,831 reported for the comparable period last year. Revenues for the last three months were $2,509,819 an increase of 70% over the same period last year. Gross Profit for the nine month period increased to $3,134,423, an increase of 84% over same period last year.

Highlights during the quarter included the signing of National Healthcare Logistics' (NHCL) first Hub & Spoke distribution system for 5 Florida based hospitals to facilitate over US $300 million in purchasing and distribution and the exclusive long term supply/purchase agreement with Simplex Medical Systems Inc. (SMS) for its patented delivery systems in SMS's unique HIV Diagnostic Test Kit.

NHMC's Management is pleased with the Corporation's developments to date and notes that NHMC is strategically in the strongest position it has ever been. NHMC's ability to package these medical devices quicker, more efficiently, accurately and cost effectively is providing the Company with a continual and definitive edge in the industry.

                   Consolidated Statement of Operations

                           3 Months Ended March 31  9 Months Ended March 31
                           -----------------------  -----------------------
                              1998         1997        1998        1997
Revenues                   $2,509,819    $1,475,246 $6,826,261   $3,136,831
Cost of Sales              $1,479,531   $   363,015 $3,691,838   $1,431,595
Gross Profit               $1,030,288    $1,112,231 $3,134,423   $1,705,236
% Gross Profit                  41.1%         75.4%      45.9%        54.4%

Operating                  $2,597,706    $1,973,479 $6,822,734   $4,636,268
Expenses

Loss From                  $(328,590)    ---------- $(649,396)   ----------
Investee
Loss For Period            $1,896,008      $861,248 $4,337,707   $2,931,032

Per Share                   ( $0.13 )     ( $0.08 )  ( $0.33 )    ( $0.27 )

National  Healthcare  is being recognized as a market leader  committed  to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers. NHMC owns and operates the worlds first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care, anti-microbial and cellulose based paper products such as examination gowns to healthcare and homecare institutions throughout North America and Europe. Also National Healthcare Logistics (a NHMC subsidiary), is revolutionizing conventional medical distribution with its state of the art Hub & Spokes logistics system.

For a complete copy of these financials, please visit our website at www.nationalhealthcare.com or contact us at 1-800-883-8841.


On Behalf of the Board,

  /s/Seyed Torabian

Seyed M. Torabian, P.Eng.
Executive Vice President


 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                           (800)883-8841/(604)689-8581


                 SECOND LONG TERM MEDICAL LOGISTICS SYSTEM

May 21, 1998 - National Healthcare Manufacturing Corporation (NHMC) is pleased to announce that its subsidiary National Healthcare Logistics
(NHCL) has signed a Letter of Intent to establish and manage its second Hub & Spoke distribution center for an integrated hospital system. This Hub & Spoke center will be owned by the participating hospitals, and based on the current level of purchases will account for over US $900 million ($1.3 billion CDN) in purchasing over the term of the agreement. NHCL will receive fees for establishing and managing this center.

The  Hub  &  Spoke  System  is a state of the art supply  chain  management partnership for US and Canadian hospitals. This system is a customized distribution system designed to streamline the needs of healthcare providers into the next century. It replaces conventional distribution methods of Integrated Delivery Networks (IDNs). An IDN is a network of healthcare providers such as hospitals, clinics, surgery centers, etc., which must each be re-supplied several times a day with hundreds of products. The Hub & Spoke partnership concentrates on strength and efficiencies of each partner, i.e., the custom distribution center and the healthcare provider, to complement and manage a more enhanced and risk-free healthcare system. In addition, NHCL develops what are called Spokes , which are other ancillary services that can be centralized as well as cost shared by the healthcare providers in the IDN. The Hub & Spoke centers lower total cost for logistical support by as much as 15-20%.

NHCL's President, Duane Jorgensen stated As more hospitals are learning about significant potential cost savings from our Hub & Spoke Program, they are committing to move away from the current high cost distribution systems to Hub & Spoke.

Mac Shahsavar, President and CEO of National Healthcare said, We are very pleased about the way the Hub & Spoke Program has been received by the Integrated Hospital Systems. We will continue our pursuit for innovative products and services to further minimize healthcare costs to end users. We also look forward to the opportunity to supply these centers with NHMC's products and services as they become operational.

National  Healthcare  is being recognized as a market leader  committed  to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers. NHMC owns and operates the worlds first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care, anti-microbial and cellulose based paper products such as examination gowns to healthcare and homecare institutions throughout North America and Europe. Also National Healthcare Logistics (a NHMC subsidiary), is revolutionizing conventional medical distribution with its state of the art Hub & Spokes logistics system.

NHMC has granted , subject to VSE approval, incentive stock options entitling the holders to purchase up to 370,000 common shares of the company at a price of $3.70 exercisable for a period of five years.

Also NHMC, subject to VSE approval, is repricing 480,000 options issued on April 23,1997 to $3.70.

On Behalf of the Board,


 /s/Seyed Torabian

M. Seyed Torabian, P.Eng.
Executive Vice President

Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.